SO
3/14/03

03002324

VF 3-3-03

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~42357~~ 8-35721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zions Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main Street, 3rd Floor
(No. and Street)

Salt Lake City, UT 84111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sharon Weinle (801) 524-4731
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

60 E. South Temple, Suite 800 Salt Lake City, UT 84111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 1 3 2003

OATH OR AFFIRMATION

I, Sharon Weinle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zions Investment Securites, Inc., as of February 26, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
SARAH N MASON
1 South Main Street
Salt Lake City, UT 84111
My Commission Expires
June 30, 2006
STATE OF UTAH

Sharon Weinle
Signature

Financial & Operations Principal
Title

Sarah N. Mason
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Consolidated Financial Statements and Supplemental Information Under Rule 17a-5 of the Securities and Exchange Commission

Year Ended December 31, 2002

Contents

Report of Independent Auditors 1

Consolidated Financial Statements

Consolidated Statement of Financial Condition 2
Consolidated Statement of Income 3
Consolidated Statement of Changes in Stockholder's Equity 4
Consolidated Statement of Cash Flows 5

Notes to Consolidated Financial Statements 6

Supplemental Information

Schedule I Computation of Net Capital Pursuant to Rule 15c3-1 16
Schedule II Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 17
Schedule III Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 18

Supplementary Report

Report of Independent Auditors on Internal Control 20

ERNST & YOUNG

Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Report of Independent Auditors

The Board of Directors
Zions Investment Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of Zions Investment Securities, Inc. (the "Company") (a wholly-owned subsidiary of Zions First National Bank) as of December 31, 2002, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zions Investment Securities, Inc. (a wholly-owned subsidiary of Zions First National Bank) at December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst & Young LLP

February 12, 2003

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Consolidated Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents		$ 3,340,600
Receivables from brokers, dealers and others		3,635,386
Receivables from affiliates		250,174
Security resell agreements		132,209,425
Securities owned, pledged as collateral, at fair value	$75,592,167	
Securities owned, not pledged as collateral, at fair value	27,940,000	
Securities owned, not readily marketable, at cost	3,300	
Total securities owned		103,535,467
Fixed assets, at cost, less accumulated depreciation and amortization of $567,004		186,732
Goodwill and other intangible assets		3,731,740
Other assets		1,927,822
Total assets		$248,817,346
Liabilities and stockholder's equity		
Payables to brokers, dealers and others		$3,012,083
Securities sold under agreements to repurchase		28,049,000
Securities sold, not yet purchased, at fair value		104,337,419
Borrowings from Parent		87,576,477
Commissions payable		2,683,472
Deferred income tax liability, net		761,117
Other liabilities and accrued expenses		4,621,041
Total liabilities		231,040,609
Stockholder's equity:		
Common stock (50,000 shares authorized, issued, and outstanding; $1.00 par value)		50,000
Additional paid-in capital		11,919,686
Retained earnings		5,807,051
Total stockholder's equity		17,776,737
Total liabilities and stockholder's equity		$248,817,346

See accompanying notes to consolidated financial statements.

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Consolidated Statement of Income

Year Ended December 31, 2002

Revenues	
Commissions	$11,517,189
Principal transactions	12,498,078
Interest	4,661,292
Total revenues	28,676,559
Expenses	
Commissions	3,792,287
Employee compensation and benefits	6,931,770
Brokerage and clearance	1,280,260
Occupancy and equipment	371,773
Interest	6,472,087
Other operating expenses	3,760,022
Total expenses	22,608,199
Net income before income tax	6,068,360
Income tax	2,323,936
Net income	$ 3,744,424

See accompanying notes to consolidated financial statements.

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2002

	Common Stock		Additional		
	Shares	Par Value	Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2002	50,000	$50,000	$ 8,306,315	$2,062,627	$10,418,942
Capital contribution from Parent			3,613,371		3,613,371
Net income				3,744,424	3,744,424
Balances at December 31, 2002	**50,000**	**$50,000**	**$11,919,686**	**$5,807,051**	**$17,776,737**

See accompanying notes to consolidated financial statements.

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Consolidated Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$3,744,424
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	276,087
Changes in assets and liabilities net of effects of Grant-Hatch contribution:	
(Increase) decrease in operating assets:	
Receivables from brokers, dealers and others	7,515,750
Receivables from affiliates	(250,174)
Security resell agreements	(114,706,925)
Securities owned	(94,014,652)
Other assets	(1,328,386)
Increase (decrease) in operating liabilities	
Payable to brokers, dealers, and others	(4,384,864)
Securities sold under agreements to repurchase	28,049,000
Securities sold, not yet purchased	92,384,566
Commissions payable	2,315,270
Deferred income taxes	(122,535)
Other liabilities and accrued expenses	2,625,160
Net cash used in operating activities	(77,897,279)
Cash flows from investing activities	
Purchase of fixed assets	(190,399)
Net cash used in investing activities	(190,399)
Cash flows from financing activities	
Borrowings from Parent	80,002,501
Cash acquired in connection with contribution of subsidiary	1,185,627
Net cash provided by financing activities	81,188,128
Net increase in cash and cash equivalents	3,100,450
Cash and cash equivalents, beginning of year	240,150
Cash and cash equivalents, end of year	$3,340,600
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$1,566,342
Cash paid for interest	$4,941,632

See accompanying notes to consolidated financial statements.

Zions Investment Securities, Inc.

(A Wholly-Owned Subsidiary of Zions First National Bank)

Notes to Consolidated Financial Statements

December 31, 2002

1. Organization and Ownership

The consolidated financial statements include the accounts of Zions Investment Securities, Inc. ("ZISI") and its subsidiaries (collectively, the "Company"). The Company is a wholly-owned subsidiary of Zions First National Bank ("ZFNB"). Zions First National Bank is a wholly-owned subsidiary of Zions Bancorporation. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is registered as a broker and dealer under the Securities Exchange Act of 1934, and as a registered investment advisor under the Securities Exchange Act of 1940. All material intercompany accounts and transactions have been eliminated in consolidation.

The Company provides comprehensive brokerage services to its client base, including soliciting and effecting transactions in fixed income products, mutual funds, Unit Investment Trusts, annuities and insurance policies, municipal securities, and various other investment products. Trades for equities and options are effected but not solicited. The Company's customers are primarily located in the western United States.

For retail securities transactions, the Company operates as an introducing broker-dealer, clearing most transactions through Pershing LLC, a division of Donaldson, Lufkin, & Jenrette Securities Corporation, (the "clearing broker") on a fully disclosed basis. On a limited basis, the Company will self-clear a small number of annuity transactions and mutual fund transactions directly with the providers. The Company will neither carry customer balances nor act as custodian for customer securities.

For principal securities transactions, the Company also operates a self-clearing fixed income trading division. The Company has contracted with its parent bank, ZFNB, to provide certain systems and clearing services and support.

On October 21, 2002, Zions Bancorporation acquired 100% of the common stock of Grant-Hatch & Associates, Inc. ("Grant-Hatch"), a property and casualty insurance commission agency, for approximately $3.6 million. Zions Bancorporation contributed Grant-Hatch common stock together with all acquired assets and liabilities to the Company at fair value at the date of purchase. The results of operations of Grant-Hatch have been included in the consolidated financial statements since that date.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates. As a wholly-owned subsidiary of ZFNB, the financial statements of the Company do not necessarily reflect the results of operations or financial condition that would have existed had the Company been an independent entity.

Cash and Cash Equivalents

The Company classifies as cash equivalents all highly liquid investments with an original maturity date of three months or less. The Company's cash and cash equivalents are carried at cost, which approximates market value.

Securities Transactions

Trade Date Recognition
Retail securities transactions and the related revenues and expenses are recorded on a settlement date basis, which does not materially differ from using the trade date basis required by GAAP.

Security Resell Agreements / Securities Sold Under Agreements to Repurchase
Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

2. Summary of Significant Accounting Policies (continued)

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2002, the Company obtained approximately $132 million of securities on such terms, the majority of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Securities Owned / Securities Sold, Not Yet Purchased
Principal securities transactions and the related revenues and expenses are recorded on a trade date basis. All securities owned and securities sold, not yet purchased consist of corporate debt securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Market value is generally based on current market prices. If current market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Securities sold, not yet purchased represent obligations to deliver specified securities at contracted prices. The Company is obligated to acquire such securities at the prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

Arbitrage positions included in securities owned and securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion or reorganization and selling or buying a security or securities to be received upon the exchange, conversion or reorganization.

Commission Revenue Recognition

The Company records premiums and commissions receivable from clients, premiums payable to insurance companies and the related commissions income on the later of the effective date of the policy or the billing date.

The Company records commissions on premiums billed and collected directly by insurance companies and contingent commissions when the Company receives data from the insurance companies that allows the Company to reasonably estimate these amounts.

2. Summary of Significant Accounting Policies (continued)

Commission Revenue Recognition (continued)

The Company is able to reasonably estimate these amounts when it receives the cash, the notification of the amount due from the insurance companies, or the insurance policy detail from the insurance companies. The Company receives contingent commissions from insurance companies as additional incentive for achieving specified premium volume goals and/or the loss experience of the insurance placed by the Company. The Company records commission adjustments, including policy cancellations and override commissions, when the adjustments become reasonably estimable.

The Company recognizes fees for consulting and administrative services over the period when the respective services are rendered.

Stock Based Compensation and Stock Options

The Company's employees participate in Zions Bancorporation's various incentive plans. In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," Zions Bancorporation has not recognized compensation cost under that opinion for its stock option awards.

Fixed Assets

Fixed assets are carried at cost. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives, which range between three and ten years.

Consolidation Accounting Policies

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority-Owned Subsidiaries," and consolidates operating entities when the Company has a controlling financial interest over the business activities of such entities.

2. Summary of Significant Accounting Policies (continued)

Goodwill and Identifiable Intangible Assets

Goodwill results from acquisitions made by the Company and represents the excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired. Beginning in January 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and does not amortize goodwill and intangible assets deemed to have indefinite lives. Such assets are now subject to annual specified impairment tests. Customer lists are amortized on a straight-line basis using an estimated useful life of 10 years.

3. Cash Segregated Under Federal Regulations

As of December 31, 2002, the Company's cash balance includes a special reserve bank account of $1,377,611 for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3(e).

4. Receivables from and Payables to Brokers, Dealers and Others

Included in the receivables from and payables to brokers, dealers and others are unsettled trades on principal securities transactions.

Also included in the receivables from brokers, dealers and others are commission amounts due from the clearing broker related to the settlement of retail securities transactions.

5. Transactions with Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2002, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Zions Investment Securities, Inc.

(A Wholly-Owned Subsidiary of Zions First National Bank)

Notes to Consolidated Financial Statements (continued)

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by Zions Bancorporation. Generally, the Company files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with Zions Bancorporation and certain other subsidiaries of Zions Bancorporation. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between Zions Bancorporation and its subsidiaries. In accordance with this agreement, any temporary tax differences will be attributed to Zions Bancorporation. Accordingly, deferred tax assets of the Company are offset with current taxes payable.

Income tax expense consists of the following:

	Current	Deferred	Total
Federal	$2,126,671	$(106,517)	$2,020,154
State	319,800	(16,018)	303,782
	$2,446,471	$(122,535)	$2,323,936

As of December 31, 2002, current income taxes payable to affiliates totaled $1,065,855, which is included in other liabilities and accrued expenses.

7. Benefits

The Company participates in the defined benefit pension plan of Zions Bancorporation, covering certain eligible employees. The benefits are based on years of service and employees' compensation levels. The Company funds this program based on allocated amounts as determined by Zions Bancorporation; however, there was no funding requirement in the current year. The Company also participates in other trustee retirement plans covering all qualified employees who have at least one year of service.

The Company provides certain postretirement health care benefits to retirees under Zions Bancorporation's defined benefit health care plan. Under the plan, employees hired subsequent to December 31, 1992 are not entitled to postretirement health care benefits.

7. Benefits (continued)

Actuarially determined information for the postretirement pension and health care benefits is disclosed in the consolidated financial statements of Zions Bancorporation.

As of December 31, 2002, the Company recorded a postretirement benefit obligation of $75,956, which is included in other liabilities and accrued expenses.

8. Net Capital Requirement

As a registered broker and dealer with the SEC and NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2002, the Company had net capital, as defined by the Rule, of $5,205,447, which was $4,604,697 in excess of its required net capital of $600,750. The Company's ratio of aggregate indebtedness to net capital was 1.73 to 1 at December 31, 2002.

9. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, security resell agreements and receivables from brokers, dealers, and others are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased, securities sold under agreements to repurchase, payables to brokers, dealers, and others and payables to affiliates are carried at fair value or contracted amounts approximating fair value.

10. Concentrations of Credit Risk

The Company is involved in various trading and brokerage activities in which the counterparties primarily include broker-dealers, financial institutions and other institutional customers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Zions Investment Securities, Inc.

(A Wholly-Owned Subsidiary of Zions First National Bank)

Notes to Consolidated Financial Statements (continued)

11. Acquisition of Insurance Agency

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed that were contributed from Zions Bancorporation to the Company on October 21, 2002:

Cash	$ 1,185,627
Securities	302,181
Accounts receivable	300,642
Fixed Assets	121,906
Goodwill and other intangible assets	3,781,740
Other assets	57,968
Total assets acquired	5,750,064
Payable to insurance agencies and others	(982,450)
Accrued commissions, taxes, and other	(1,154,243)
Total liabilities assumed	(2,136,693)
Net assets acquired	$ 3,613,371

Included in goodwill and other intangible assets is approximately $1.8 million of goodwill, none of which is tax deductible for federal income tax purposes, and $2.0 million of customer lists, net of accumulated amortization of approximately $50,000.

Estimated amortization expense of the customer lists will be approximately $200,000 for each of the succeeding years subsequent to December 31, 2002.

The Company is contingently liable to certain of the former shareholders of Grant-Hatch for performance based compensation up to a maximum of $1,200,000 in the aggregate.

12. Related Party Transactions

The Company maintained $3,340,600 in cash and cash equivalent accounts with ZFNB as of December 31, 2002. Interest income earned was $15,422 for the year.

The Company's office space is located primarily in certain ZFNB banking facilities. Rent expense associated with the use of such facilities for the year ended December 31, 2002 amounted to $299,809.

12. Related Party Transactions (continued)

The Company has a lease and administrative services agreement with ZFNB and its affiliates. The agreement stipulates that ZFNB and its affiliates are to receive 35% of revenues generated by the Company's sales representatives as additional lease compensation in fiscal year 2002. The amounts paid to ZFNB offset operating expenses incurred by the parent company. Such amounts for the year ended December 31, 2002 totaled $1,379,017 and are reflected in other operating expenses in the accompanying statement of income. The Company also reimburses ZFNB for periodic payroll disbursements.

In addition, as noted above, the Company has a line of credit in the amount of $175 million bearing interest at one year LIBOR plus 1%, (2.44% at December 31, 2002) with ZFNB, of which $87,576,477 was outstanding at December 31, 2002. Interest expense related to the borrowings under this line of credit for the year ended December 31, 2002 was $2,326,976. The line of credit is renewable on an annual basis.

On April 1, 2002, certain members of an affiliate insurance agency's workforce were transferred along with their respective customer lists to ZISI. No consideration was paid in connection with the transfer for which approximately $2.6 million in commission revenue was recognized during the period.

Supplemental Information

Schedule I

Zions Investment Securities, Inc.

(A Wholly-Owned Subsidiary of Zions First National Bank)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Net Capital	
Total stockholder's equity	$17,776,737
Less nonallowable assets:	
Unsecured receivables	584,731
Aged fails-to-deliver	126,368
Prepaid expenses	150,684
Fixed assets, net	186,732
Other assets	3,981,640
Net capital before haircuts on securities positions	12,746,582
Less haircuts on securities positions	7,541,135
Net capital	$ 5,205,447
Aggregate indebtedness	
Payables to brokers, dealers and others	$ 1,762,916
Payables to customers	319,109
Commissions payable	2,683,472
Income taxes payable	1,065,855
Other accounts payable and accrued expenses	3,179,893
Total aggregate indebtedness	$ 9,011,245
Computation of alternative net capital requirement	
Minimum net capital required (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 600,750
Excess net capital	$ 4,604,697
Ratio of aggregate indebtedness to net capital	1.73 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 PartIIA FOCUS filing.

Zions Investment Securities, Inc.
(A Wholly- Owned Subsidiary of Zions First National Bank)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2002

Miscellaneous credit balances to customers	$ 319,109
Miscellaneous debit balances from customers	–
Excess of total credits over total debits	$ 319,109
Required reserve under Rule 15c3-3	$ 319,109
Cash held in reserve bank account	1,377,611
Excess cash held in reserve bank account	$1,058,502

There were no material differences between the audited Computation for Determination of Reserve Requirements included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 PartIIA FOCUS filing.

Zions Investment Securities, Inc.

(A Wholly-Owned Subsidiary of Zions First National Bank)

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2002

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2002, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ –
A. Actual number of items	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items existing from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ –
A. Actual number of items	–
3. The system and procedures utilized in complying with requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfil the requirements of Rule 15c3-3	See Note Below

Note: See Supplemental Report of Independent Auditors on Internal Control.

There were no material differences between the audited Information for Possession or Control Requirements included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 PartIIA FOCUS filing.

Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Report of Independent Auditors on Internal Control

The Board of Directors
Zions Investment Securities, Inc.

In planning and performing our audit of the consolidated financial statements of Zions Investment Securities, Inc. (the "Company") (a wholly owned subsidiary of Zions First National Bank) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) of the SEC. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) of the SEC lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 12, 2003